SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

POTASH CORPORATION OF SASKATCHEWAN INC.

(Name of Subject Company)

BHP BILLITON LIMITED,

BHP BILLITON PLC

and

BHP BILLITON DEVELOPMENT 2 (CANADA) LIMITED

(Name of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

73755L107

(CUSIP Numbers of Class of Securities)

Kirsten K. Gray

Vice President Group Legal

BHP Billiton Limited

180 Lonsdale Street

Melbourne Victoria 3000

Australia

+61 1300 55 47 57

Copies to:

Victor I. Lewkow

Jeffrey S. Lewis

Neil Q. Whoriskey

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$38,557,502,880.00	$2,749,149.96

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated on the basis of (i) the aggregate of 296,596,176 Common Shares, which is the number of outstanding Common Shares as at July 31, 2010, and (ii) a purchase price of U.S.$130.00 per Common Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is $71.30 per $1,000,000 in cash to be offered for the Common Shares.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,749,149.96	Filing Party:	BHP Billiton Development 2 (Canada) Limited and BHP Billiton Plc

Form or Registration No.:	Schedule TO	Date Filed:	August 20, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 20, 2010 (the “Schedule TO”) by BHP Billiton Development 2 (Canada) Limited, a corporation organized under the laws of Canada (“Offeror”) and a wholly-owned indirect subsidiary of BHP Billiton Plc, a public limited company incorporated in England and Wales (“BHP Billiton Plc”), BHP Billiton Plc and BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (together with BHP Billiton Plc, “BHP Billiton”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Offer and the Circular (previously filed as Exhibit (a)(1)(i) to the Schedule TO).

All information set forth in the Offer and the Circular is incorporated by reference in answer to Items 1-11 of this Schedule TO, except for those items as to which information is specifically provided herein.

Item 12.	Exhibits

The following exhibit is added to Item 12 of the Schedule TO:

(a)(5)(iv)	Excerpt from the Transcript of the BHP Billiton Preliminary Results for the Financial Year ended June 30, 2010 held on August 25, 2010 of Q&A relating to the Offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2010

BHP Billiton Limited

By:	/s/ Jane McAloon
Name:	Jane McAloon
Title:	Group Company Secretary

BHP Billiton Plc

By:	/s/ Jane McAloon
Name:	Jane McAloon
Title:	Group Company Secretary

BHP Billiton Development 2 (Canada) Limited

By:	/s/ Gillian Dawn Winckler
Name:	Gillian Dawn Winckler
Title:	Director

EXHIBIT INDEX

(a)(1)(i)	Offer and the Circular (incorporated by reference to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(iv)	Letter from BHP Billiton’s Chairman to the shareholders of PotashCorp, dated August 20, 2010 (incorporated by reference to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(v)	Form of summary advertisement, published on August 20, 2010 (incorporated by reference to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(vi)	Press release issued by Offeror and BHP Billiton on August 18, 2010 (incorporated by reference to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 18, 2010)

(a)(1)(vii)	Press release issued by Offeror and BHP Billiton on August 20, 2010 (incorporated by reference to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(5)(i)	Investor Presentation dated August 18, 2010 (incorporated by reference to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 18, 2010)

(a)(5)(ii)	Transcript of the BHP Billiton Investor Briefing Teleconference held on August 18, 2010 (incorporated by reference to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 19, 2010)

(a)(5)(iii)	Fact Sheet (incorporated by reference to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 19, 2010)

(a)(5)(iv)	Excerpt from the Transcript of the BHP Billiton Preliminary Results for the Financial Year ended June 30, 2010 held on August 25, 2010 of Q&A relating to the Offer

(b)(i)	Facility and Subscription Agreement, dated August 18, 2010, among BHP Billiton, Barclays Bank PLC acting as Facility Agent, Dollar Swingline Agent and Euro Swingline Agent, Banco Santander, S.A., Barclays Capital, BNP Paribas, J.P. Morgan plc, TD Securities and The Royal Bank of Scotland plc as Bookrunners, the Companies listed as Original Borrowers therein, the Financial Institutions included as Lenders therein and the Financial Institutions included as Mandated Lead Arrangers therein (incorporated by reference to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(b)(ii)	Supplemental Letter Agreement to Facility and Subscription Agreement, dated August 18, 2010, among BHP Billiton, BHP Billiton Finance Plc, Banco Santander, S.A., London Branch, Barclays Bank PLC, BNP Paribas, JPMorgan Chase Bank, N.A., The Royal Bank of Scotland plc and The Toronto-Dominion Bank (incorporated by reference to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

99.1	Representative authority to sign amendments to Schedule TO on behalf of Offeror